Dorchester Minerals, L.P.
3838 Oak Lawn Ave, Ste 300
Dallas, Texas 75219
(214) 559-0300

March 19, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Washington, D.C. 20549

Re:         Dorchester Minerals, L.P.
Registration Statement on Form S-4
Filed March 11, 2025
File No. 333-285714

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on March 21, 2025 or as soon thereafter as practicable.

Please address any questions or comments with respect to this request to our counsel, Akin Gump Strauss Hauer & Feld LLP, by contacting Jesse Betts (telephone: (214) 969-2779).

Very truly yours,

DORCHESTER MINERALS, L.P.

By:	/s/ Bradley J. Ehrman
Bradley J. Ehrman
Chief Executive Officer